480 Pleasant Street
Lee, Massachusetts 01238
(413) 243-1600

February 20, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Stephen Krikorian
Accounting Branch Chief

Via EDGAR

Re:	Wave Systems Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the responses of Wave Systems Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) to the above-referenced Form 10-K (the “Form 10-K”) set forth in its letter dated February 6, 2013.  In order to ease your review, we have repeated each comment in its entirety, followed by our responses thereto.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Company’s initial response letter to the Staff, dated January 11, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
Please advise what consideration you have given to revising your Form 10-K to provide risk factor disclosure discussing possible risks of potential claims associated with sales of your common stock subsequent to the filing of the Form 8-K on March 15, 2012 indicating that Safend financial statements should no longer be relied upon. In your response letter, provide a range of your potential liability if holders of your common stock pursue remedies under applicable provisions of the Securities Act. Alternatively, please provide us with an analysis as to why such risk is not material to you.  Also, we understand that the company is contemplating a takedown from its shelf registration statement on Form S-3 (no. 333-175046). Please advise why you believe a takedown could be effected with a document that satisfies the disclosure obligations in the absence

Mr. Stephen Krikorian
Securities and Exchange Commission
February 20, 2013

of correct audited financial statements of Safend for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X.

Response:

We believe that the risk of potential claims relating to the errors reported in our Form 8-K filing on March 15, 2012 is significantly mitigated by the fact that these errors are relatively minor in relation to the Company’s overall financial results and therefore, we believe, would not be material to investors.  In addition, during the period of almost a year since the filing of such Form 8-K on March 15, 2012 we have not received notice of any threatened claim or action relating to such filing.  We note that Safend’s financial results have been consolidated with the Company’s results for almost 17 months and no other issues in respect of the Safend financial statements have been identified.  However, since it remains possible that claims relating to the errors reported in such Form 8-K filing could be made, we will include the risk factor substantially as set forth on Annex A in the Company’s upcoming Form 10-K for the year ended December 31, 2012 and in any offering materials we may use in connection with any potential capital raising transaction.

Please see our responses to comments 3 and 4 below relating to shelf takedown transactions.

Notes to Consolidated Financial Statements

Note (3) Significant Accounting Policies

(m) Revenue Recognition, page F-12

2.
In your response to prior comment 1, you indicate that the BASF order included 20 months of maintenance. Please explain, to the extent that the other revenue recognition criteria were met, why the entire arrangement fee was not recognized ratably over this contractual period of 20 months consistent with the guidance in ASC 985-605-25-70. Tell us how you considered the lapse in cancellation privileges on December 1, 2011 in your accounting treatment.

Response:

The BASF order included a perpetual license, a bundled explicit eight month maintenance period and an additional 12 month maintenance period if not cancelled prior to December 1, 2011.  The Company considered the non-cancellable 2011 maintenance period to be the “contractual post-contract customer support period for those arrangements with explicit rights to post contract customer support” in its consideration of the guidance in ASC 985-605-35-70-a and therefore amortized the license fee and the bundled 2011 maintenance fee over this contractual maintenance period.  Because of the

Mr. Stephen Krikorian
Securities and Exchange Commission
February 20, 2013

customer’s cancellation right prior to December 1, 2011, the Company did not amortize the revenue over a 20 month period.

Note (6) Acquisition of Safend, Ltd.

Adjustment for Receivables and Deferred Revenue, page F-17

3.
We will not waive the requirements of Form 8-K with respect to the historical financial statements of Safend, Ltd. and related pro forma information. Until you file correct audited financial statements of Safend, Ltd. for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not consider that Form 8-K to have been timely filed for purposes of Form S-3 and we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Once you file the Registrant’s audited financial statements that include the post-acquisition results of operations of Safend, Ltd. for an appropriate period, we will, at your request, consider accepting your audited financial statements in satisfaction of your filing obligation under Rule 3-05 and Article 11 of Regulation S-X with regard to your acquisition of Safend, Ltd.  Any such request should be made in writing to the Division’s Chief Accountant’s Office at dcaoletters@sec.gov and should set forth your reasons this Division should accept the Registrant’s audited financial statements with post-acquisition results of operations of Safend, Ltd. as substantially satisfying your filing obligation with regard to that acquisition.

Response:

Please see our separate letter being submitted concurrently to the Office of the Chief Accountant.

Mr. Stephen Krikorian
Securities and Exchange Commission
February 20, 2013

Unaudited Pro Forma Financial Information, page F-18

4.
You state in response to prior comment 4 that you would plan to provide pro forma information when audited restated financial statements of Safend, Ltd. are completed. Your disclosure should explain why the disclosure is impracticable as a result of the historical errors identified and indicate your plans to provide the disclosure once the information becomes available.

Response:

The Company will file the requested unaudited 2011 pro forma financial information on Form 8-K  within the next week and in any case no later than in conjunction with any potential offering under its shelf registration statement.

Note (14) Commitments and Contingencies, page F-35

5.
Tell us what consideration you gave to disclosure of any exposure from potential claims under liability provisions of the Securities Act given the absence of correct audited financial statements of Safend for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response: As  stated in our response to comment #1 above, no claim relating to the errors reported in our Form 8-K filing on March 15, 2012 has been asserted.  In addition, for the reasons noted in our response to comment #1 above, the Company believes that it is not probable that such a claim will be asserted, and accordingly no disclosure of such claim is required pursuant to ASC 450-20-50-6.  However, the Company will continue to monitor such risk and, if claims are threatened or made, will make appropriate disclosure in future filings.

Conclusion

As requested in your letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Stephen Krikorian
Securities and Exchange Commission
February 20, 2013

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at (413) 243-7008 or e-mail at jfeeney@wave.com.

Sincerely,

/s/ Gerard T. Feeney

Gerard T. Feeney

Chief Financial Officer

cc:	Melissa Walsh, Securities and Exchange Commission
Steven K. Sprague, President and Chief Executive Officer
Neil Townsend, Willkie Farr & Gallagher LLP

Annex A

We may be subject to claims and additional costs as a result of our determination in March 2012 that certain previously filed financial statements relating to the Company’s acquired subsidiary, Safend, should not be relied upon.

In March 2012, the Company determined that previously filed financial statements of the Company’s acquired subsidiary, Safend, relating to certain pre-acquisition periods should not be relied upon due to certain accounting errors, as further described in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2012.  To date, the Company has not filed restated pre-acquisition Safend financial statements.  As a result, there is a risk that claims relating to these errors could be brought against us.  Any such claims or related litigation could result in substantial costs, divert management’s attention and resources, and have a material adverse effect on our financial condition and results of operations.